UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Orbital Sciences Corporation

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

2.4375% Convertible Senior Subordinated Notes due 2027

(Title of Class of Securities)

685564 AN 6

(CUSIP Number of Class of Securities)

Susan Herlick

Senior Vice President, General Counsel and Corporate Secretary

Orbital Sciences Corporation

45101 Warp Drive

Dulles, Virginia 20166

(703) 406-5524

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Eve N. Howard

John B. Beckman

Hogan Lovells US LLP

555 Thirteenth Street, NW

Washington, DC 20004

(202) 637-5600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$145,906,250	$19,901.61

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the purchase of $143,750,000 aggregate principal amount of the outstanding 2.4375% Convertible Senior Subordinated Notes due 2027, at a tender offer price of $1,015 per $1,000 principal amount of notes.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 7 for fiscal year 2013, equals $136.40 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Orbital Sciences Corporation, a Delaware corporation (the “Company”), to purchase any and all $143.75 million aggregate principal amount of its outstanding 2.4375% Convertible Senior Subordinated Notes due 2027 (the “Convertible Notes”) for cash at a purchase price equal to $1,015 per $1,000 principal amount of Convertible Notes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 20, 2012 (the “Offer to Purchase”), and in the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”). The Offer will expire at 12:00 midnight, New York City time, on December 18, 2012, unless extended or earlier terminated by us. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The name of the issuer is Orbital Sciences Corporation, a Delaware corporation. The address and telephone number of the issuer’s principal executive offices is set forth under Item 3.

(b) Securities.

The subject class of securities is the 2.4375% Convertible Senior Subordinated Notes due 2027. The principal amount of the Convertible Notes outstanding as of the date of this filing is $143.75 million.

(c) Trading Market and Price.

The information set forth under “Other Information—Market and Recent Prices for the Convertible Notes and Common Stock” in the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The Company is the filing person and the subject company. The business address of the Company and of each of the persons listed in the table below is 45101 Warp Drive, Dulles, Virginia 20166. The telephone number of the Company and each of the persons listed in the table below is (703) 406-5000.

Pursuant to General Instruction C to Schedule TO, the following table sets forth the directors and executive officers of the Company.

Name	Position
David W. Thompson	Chairman of the Board, President and Chief Executive Officer
Garrett E. Pierce	Vice Chairman and Chief Financial Officer
Antonio L. Elias	Executive Vice President and Chief Technical Officer
Ronald J. Grabe	Executive Vice President and General Manager—Launch Systems Group
Frank L. Culbertson	Executive Vice President and General Manager—Advanced Programs Group
Michael E. Larkin	Executive Vice President and General Manager—Space Systems Group
Susan Herlick	Senior Vice President, General Counsel and Corporate Secretary
Kevin P. Chilton	Director
Lennard A. Fisk	Director
Robert M. Hanisee	Director
Robert J. Hermann	Director
Ronald T. Kadish	Director
Janice I. Obuchowski	Director
James G. Roche	Director
Frank L. Salizzoni	Director
Harrison H. Schmitt	Director
James R. Thompson	Director
Scott L. Webster	Director

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet—What securities are being sought in the Offer?,” “Terms of the Offer—Purchase Price,” “Terms of the Offer—Expiration Date; Extensions; Amendments,” “Procedures for Tendering Convertible Notes—Withdrawal Rights,” “Acceptance for Purchase and Payment,” “Conditions to the Offer,” “Purpose; Effects; Plans—Accounting Treatment of Repurchases of the Convertible Notes in the Offer” and “Certain U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(b) Purchases.

To the best of the Company’s knowledge, no Convertible Notes are owned by, and Convertible Notes will not be purchased from, any of its officers, directors or affiliates.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The Company has entered into the indenture governing the Convertible Notes. The indenture is listed on the Exhibit Index immediately following the signature page of this Schedule TO under item (d).

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer to Purchase in the section entitled “Purpose; Effects; Plans” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Offer to Purchase in the section entitled “Purpose; Effects; Plans” is incorporated herein by reference.

(c) Plans.

Not applicable.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Offer to Purchase in the section entitled “Other Information—Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions.

The information set forth in the Offer to Purchase in the section entitled “Other Information—Source and Amount of Funds” is incorporated herein by reference.

(d) Borrowed Funds.

The information set forth in the Offer to Purchase in the section entitled “Other Information—Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in the Securities of the Subject Company.

(a) Securities Ownership.

To the best of the Company’s knowledge, neither the Company nor any of its executive officers, directors or affiliates, has any beneficial interest in any outstanding Convertible Notes.

(b) Securities Transactions.

The information set forth in the Offer to Purchase in the section entitled “Other Information—Security Ownership” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the Offer to Purchase in the section entitled “Other Information—Fees and Expenses” and “Persons Employed in Connection with the Offer” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information.

Not applicable.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

Not applicable.

(b) Other Material Information.

Not applicable.

Item 12.	Exhibits.

The Exhibit Index, which index follows the signature page to this Schedule TO and is incorporated herein by reference, sets forth a list of those exhibits filed herewith or incorporated by reference herein.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2012

ORBITAL SCIENCES CORPORATION

By:	/s/ Susan Herlick
Susan Herlick
Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME

(a)(1)(i)	Offer to Purchase, dated November 20, 2012.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Withdrawal.

(a)(1)(iv)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Brokers.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press Release, dated November 20, 2012.

(b)	Not applicable.

(d)	Indenture dated as of December 13, 2006, by and between Orbital Sciences Corporation and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on December 13, 2006).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.